Airgain, Inc.

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130

May 13, 2025

VIA EDGAR

Kristin Baldwin

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airgain, Inc.

Registration Statement on Form S-3

File No. 333-287047

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Airgain, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 15, 2025, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Sincerely,

AIRGAIN, INC.

By:	/s/ Michael Elbaz
Michael Elbaz
Chief Financial Officer

cc:	Jacob Suen, Airgain, Inc.

Matthew T. Bush, Latham & Watkins LLP